CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,000,000	$142.60

Pricing supplement no. 752 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 34-A-I dated November 21, 2008	Registration Statement No. 333-155535 Dated August 12, 2010 Rule 424(b)(2)

Structured Investments	$2,000,000 4.00% (equivalent to 8.00% per annum) Single Observation Reverse Exchangeable Notes due February 17, 2011 Linked to the Common Stock of MetLife, Inc.

General

  The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation in the Reference Stock, to accept the risks of exposure to equities in general and the common stock of MetLife, Inc., in particular, and to lose some or all of their principal at maturity.
  The notes will pay 4.00% (equivalent to 8.00% per annum) interest at maturity. You will receive one single interest payment on the Maturity Date. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on whether the Final Share Price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount ($16.0374 initially) as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 17, 2011*
  Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or the Cash Value, in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  If the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($16.0374 initially), we have elected to pay you the Cash Value at maturity.
  The terms of the notes as set forth in “Key Terms” below, including those set forth under “Key Terms — Payment at Maturity,” to the extent they differ or conflict with those set forth in the accompanying product supplement no. 34-A-I, supersede the terms set forth in product supplement no. 34-A-I. Please refer to “Supplemental Terms of the Notes” in this pricing supplement for more information.

Key Terms

Reference Stock:	The common stock, par value $0.01 per share, of MetLife, Inc. (New York Stock Exchange symbol “MET”). We refer to MetLife, Inc. as “MetLife.”
Interest Rate:	4.00% over the term of the notes (equivalent to 8.00% per annum), paid on the Maturity Date and calculated on a 30/360 basis.
Protection Amount:	$16.0374, which is equal to 40% of the Initial Share Price, subject to adjustments
Pricing Date:	August 12, 2010
Settlement Date:	On or about August 17, 2010
Observation Date:	February 14, 2011*
Maturity Date:	February 17, 2011*
CUSIP:	48124AZD2
Interest Payment Date:	Interest on the notes will be payable on a single date, which will be the Maturity Date.
Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($16.0374 initially). If the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($16.0374 initially), at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, a cash payment equal to the Cash Value. The Cash Value will be less than the principal amount of your notes, and may be zero.

Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:

Set equal to $40.0936, as determined on the Pricing Date in the sole discretion of the calculation agent. The Initial Share Price is not the closing price of the Reference Stock on the Pricing Date. Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Initial Share Price in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Share Price, that might affect the value of your notes. The Initial Share Price is subject to adjustments in certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 34-A-I for further information about these adjustments.

Final Share Price:	The closing price of the Reference Stock on the Observation Date.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 34-A-I

Investing in the Single Observation Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 34-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$ 1,000	$5	$ 995

Total	$ 2,000,000	$10,000	$ 1,990,000

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. 34-A-I, as supplemented by the “Supplemental Use of Proceeds” in this pricing supplement.

(2)

J.P.Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-37 of the accompanying product supplement no. 34-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $5.00 per $1,000 principal amount note.

The agent for this offering, JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 12, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-A-I dated November 21, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 12, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 34-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 34-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241305/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, the concept of a “Monitoring Period,” as described in the accompanying product supplement no. 34-A-I, is not applicable. Instead, whether you will receive at maturity the principal amount of your notes or a cash payment equal to the Cash Value will depend on the closing price of the Reference Stock on a single day (the Observation Date) only, which we also refer to as the Final Share Price, as more fully described under “Key Terms — Payment at Maturity” in this pricing supplement. Accordingly, you should disregard the definition for the “Monitoring Period” in the accompanying product supplement no. 34-A-I, and you should deem references in the accompanying product supplement no. 34-A-I to (a) “the Monitoring Period” to be “the Observation Date,” and (b) “on any day during the Monitoring Period” or “during the Monitoring Period” to be “on the Observation Date.”

For purposes of determining the payment to you at maturity if a Reorganization Event occurs as described under “General Terms of Notes — Anti-Dilution Adjustments — Reorganization Events” in the accompanying product supplement no. 34-A-I, “Physical Delivery Amount” means 24.9416 shares of the Reference Stock, per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments.

For purposes of the accompanying product supplement no. 34-A-I, if the Final Share Price is less than the Initial Share Price by more than the Protection Amount, we have elected to pay you the Cash Value at maturity.

JPMorgan Structured Investments — Single Observation Reverse Exchangeable Notes Linked to the Common Stock of MetLife, Inc.	PS-1

Examples of Hypothetical Payments at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$40.00	• the Protection Amount (in U.S. dollars): $16.00
• the Interest Rate:	4.00% (equivalent to 8.00% per annum)	• the Protection Amount: 40.00%
Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$80.00	200.00%	$1,000.00
$50.00	125.00%	$1,000.00
$42.00	105.00%	$1,000.00
$40.00	100.00%	$1,000.00
$30.00	75.00%	$1,000.00
$24.00	60.00%	$1,000.00
$20.00	50.00%	$500.00
$10.00	25.00%	$250.00
$0.00	0.00%	$0.00
**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payment at maturity set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock increases from the Initial Share Price of $40.00 to a Final Share Price of $42.00. Because the Final Share Price of $42.00 is greater than the Initial Share Price of $40.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The closing price of the Reference Stock decreases from the Initial Share Price of $40.00 to a Final Share Price of $30.00. Because the Final Share Price of $30.00 is less than the Initial Share Price of $40.00 by not more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $30.00 is less than the Initial Share Price of $40.00.

Example 3: The closing price of the Reference Stock decreases from the Initial Share Price of $40.00 to a Final Share Price of $20.00. Because the Final Share Price of $20.00 is less than the Initial Share Price of $40.00 by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Reference Stock is $20.00, your final payment at maturity is $500.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive a single interest payment, for each $1,000 principal amount note, in the aggregate amount of $40.00 on the Maturity Date. The actual Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $40.0936 and the Protection Amount was $16.0374, in each case subject to adjustments.

JPMorgan Structured Investments — Single Observation Reverse Exchangeable Notes Linked to the Common Stock of MetLife, Inc.	PS-2

Selected Purchase Considerations
  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 4.00% (equivalent to 8.00% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price by more than the Protection Amount ($16.0374 initially). However, if the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($16.0374 initially), you could lose the entire principal amount of your notes.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 34-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat approximately 6.13% of the coupon payment as interest on the Deposit and the remainder as Put Premium. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 34-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on whether the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($16.0374 initially). Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of the notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE — If the closing price of the Reference Stock on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price minus the Protection Amount ($16.0374 initially), you will be fully exposed to any depreciation in the Reference Stock. Because the Final Share Price will be determined based on the closing price on a single trading day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level above the Initial Share Price minus the Protection Amount ($16.0374 initially). This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with MetLife, including extending loans to, or making equity investments in, MetLife or providing advisory services to MetLife. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to MetLife, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of MetLife as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

JPMorgan Structured Investments — Single Observation Reverse Exchangeable Notes Linked to the Common Stock of MetLife, Inc.	PS-3

  Although the calculation agent has made all determinations and taken all actions in relation to establishing the Initial Share Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Share Price, that might affect the value of your notes.
  SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the Final Share Price is not less than the Initial Share Price by more than the Protection Amount ($16.0374 initially) and the notes are held to maturity. If the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($16.0374 initially), the protection provided by the Protection Amount ($16.0374 initially) will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Reference Stock.
  VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the Reference Stock could close below the Initial Share Price by more than the Protection Amount ($16.0374 initially) on the Observation Date. The Reference Stock’s volatility, however, can change significantly over the term of the notes. The closing price of the Reference Stock could fall sharply on the Observation Date, which could result in a significant loss of principal.
  YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($16.0374 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in MetLife, such as voting rights or dividend payments. In addition, MetLife will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH METLIFE — We are not affiliated with MetLife. We assume no responsibility for the adequacy of the information about MetLife contained in this pricing supplement or in product supplement no. 34-A-I. You should make your own investigation into the Reference Stock and MetLife. We are not responsible for MetLife's public disclosure of information, whether contained in SEC filings or otherwise.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-A-I.

JPMorgan Structured Investments — Single Observation Reverse Exchangeable Notes Linked to the Common Stock of MetLife, Inc.	PS-4

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on MetLife is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, MetLife is a global provider of insurance, employee benefits and financial services. The common stock of MetLife, par value $0.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of MetLife in the accompanying product supplement no. 34-A-I. Information provided to or filed with the SEC by MetLife pursuant to the Exchange Act can be located by reference to SEC file number 001-15787, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 7, 2005 through August 6, 2010. The closing price of the Reference Stock on August 12, 2010 was $39.86. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that MetLife will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying product supplement no. 34-A-I (in particular, the second paragraph of the “Use of Proceeds” section on PS-15 of the accompanying product supplement), for purposes of the notes offered by this pricing supplement, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed $25.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

JPMorgan Structured Investments — Single Observation Reverse Exchangeable Notes Linked to the Common Stock of MetLife, Inc.	PS-5

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Single Observation Reverse Exchangeable Notes Linked to the Common Stock of MetLife, Inc.	PS-6